

Mail Stop 3561

September 6, 2007

<u>Via Fax & U.S. Mail</u>

Larry Hannappel
Senior Vice President and Principal Financial Officer
Century Casinos, Inc.
1263 Lake Plaza Drive, Suite A
Colorado Springs, Colorado 80906

   Re: Century Casinos, Inc.
     Form 10-K for the year ended December 31, 2006
     File No. 000-22900

Dear Mr. Hannappel:

  We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Adjusted EBITDA

1. Please begin your narrative with a discussion of operations for the entity as a whole and on a GAAP basis. Discussions of your segments and the non-GAAP disclosures, such as those presented on page 24 should follow. Further, please revise your presentation to present Adjusted EBITDA in the position of least prominence in accordance with Section 2 of FR 65. Specifically, Adjusted EBITDA should be placed after GAAP measures of performance such as Consolidated Results of Operations. Similar revisions should be made throughout your filing.

2. Refer to the presentation on page 24. We note that you have reconciled Adjusted EBITDA on a segment basis; please reconcile consolidated adjusted EBITDA to consolidated net income wherever such non-GAAP measure is presented.

Liquidity and Capital Resources

Table of Contractual Obligations, page 49

3. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Critical Accounting Estimates

Stock-Based Compensation, page 50

4. Please explain to us why you have chosen to calculate the volatility factor used in your Black-Scholes calculation using an average of your common stock price over the preceding 12 month period. Include in your response how you considered the expected term of options granted in your decision. Refer to paragraph A18 (d), A20-22, and A32 of SFAS 123(R).

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

5. We note from your supplemental disclosure here and throughout your filing that you have had several acquisitions in the past few fiscal years. Please provide us with a table showing how you evaluated significance of these acquisitions, both individually and in the aggregate. Explain how the results of your assessments were applied to determine whether or not to provide audited financial statements for the entities acquired during each of these fiscal years. Your analysis should also show how you considered the assumption of debt as part of aggregate consideration paid for each acquisition. Refer to Rule 3-05 of Regulation S-X.

6. We note from your disclosure on page F-13 that changes in restricted cash resulted from increases in the 2006 deposits related to the casino in Prague, cash set aside during 2006 for construction expenses in Alberta, and the Vienna Stock Exchange deposit required in connection with your listing thereon. As such, it appears the 2006 changes in restricted cash for these different purposes should be segregated and characterized separately on the statement of cash flows. Changes related to the casino in Prague appear to be operational in nature and should therefore be classified as a separate line item within operating activities, while changes in cash set aside for construction should be characterized as investing activities. Finally, it appears that changes in the VSE deposit should be characterized as financing as this deposit represents a cost of obtaining resources from owners. Please revise your statements of cash flow or tell us why your current presentation is considered to be appropriate. Refer to the guidance in paragraphs 21, 17(c), and 18 of SFAS 95, respectively.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-15

7. We note that you own and operate the Caledon Hotel Spa & Casino in South Africa. You state on pages 12 and 13 that you must allocate 10% of the net profit of the casino, as defined in the license agreement, to Black Empowerment Partners. You must also allocate a percentage of gross gaming revenues to Overberg Community Trust. Please quantify these amounts for each period presented and tell us where they are reported and classified in the income statement.

8. Refer to your discussion of the casino business in Canada that is presented in the second paragraph on page 12. Please describe your arrangements with the AGLC in

expanded detail and explain your method of accounting for same. Specifically, we note that the AGLC provides slot machines and technicians. Please tell us whether all of this equipment is accounted for under operating leases and tell us how and when lease payments are recorded. Describe how you account for any equipment or personnel provided under arrangements other than operating leases as well, if applicable.

9. We assume that the 15% "commissions" paid to you based upon slot machine sales are recorded on a net basis, pursuant to EITF 99-19. Please confirm, quantify these commissions and tell us how they are classified in your income statement. We also assume that you record this revenue before deducting leasing costs and that you also record the leasing charges as an expense. If this is not the case, please explain and describe the basis for your current accounting methodology.

10. Finally, please explain how revenue resulting from table games is accounted for. Describe how this revenue and the required allocations to charity are recorded and classified in your income statement. Please also quantify these revenues and the related allocations for each period presented.

Promotional Allowances, page F-15
11. Please explain to us how, and for what, "player points" earned can be redeemed. Specifically address how such points are earned, and the items and valuation scheme employed at point redemption. Provide comparable disclosures here and in MD&A.

Note 5 – Goodwill and Other Intangible Assets, page F-17

12. Please explain to us how the purchase of the remaining interest in CM resulted in a reduction of goodwill by $345,000. In this regard, explain your statement on page F-10 that "the final allocation of the purchase price increased goodwill . . ." Please illustrate your related computations and accounting entries in your response.

Note 10 – Impairments and Other Write Offs, page F-28

13. We note from your disclosure here that $0.4 million of the $5.7 million sale price of a casino development project located in Gauteng, South Africa "related to the recovery of the previously written off loan." Please explain how this accounting treatment reflects the form of the transaction. Specifically, please clarify whether the party to whom you sold the casino operations was also the counterparty to the previously written-off loan. If the counterparty was the same, tell us how the recent sale agreement was worded. In addition, if the counterparty was the same, it appears that

the "sale price" should be described as $5.3 million if you wish to characterize the $0.4 million as a recovery. If the counterparty was not the same, characterizing the $0.4 million as a "recovery" does not appear to be appropriate. Instead, it appears that your financial statements should be revised to reclassify this amount from the "Impairments and other write-offs, net of recoveries" line of your income statement to "Gain on sale of Gauteng interest." Please revise or advise.

Note 13. Segment and Geographic Information, page F-32

14. You state that "reclassification and eliminating entries" are recorded in the corporate segment. Please explain the nature of these entries in greater detail and, if applicable, quantify their impact upon each category of segment disclosure. In this regard, we assume that some of the segment revenues are the result of transactions with other operating segments. We particularly note that you have a wholly owned subsidiary that manages one or more of your properties. Please advise and quantify intersegmental revenues to the extent practicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief